December 16, 2011

Mr. Andrew Mew

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re:	HSN, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 23, 2011

File No. 001-34061

Dear Mr. Mew:

HSN, Inc. (“HSNi”) submits this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received in a letter dated December 2, 2011 to Judy Schmeling, HSNi’s Chief Financial Officer, relating to the above referenced filing (the “Filing”).

In this letter, the Staff’s comment is recited in italicized bold type. After the comment, HSNi’s response is provided.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

(1)	In the discussion of your results of operations, you refer to various factors that have impacted significant financial metrics without quantifying the impact of each factor. For example, you disclose on page 22 that the net sales increase in your HSN segment was “driven by revenue growth in the electronics, fashion and wellness divisions.” You also disclose on page 24 that your decline in gross profit margin for the HSN segment was “primarily attributable to a decrease in net shipping margins primarily due to a product mix shift towards electronics, partially offset by improved product margins due to less promotional activity in the first half of the year.” Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B.4. of SEC Release No. 33-8350 to provide more robust disclosures in terms of quantification and/or clarification for each source that contributed to a material change in your MD&A discussion.

We note that Section III. D of SEC Release 33-6835, the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) requires not only a discussion but also an analysis of known material trends; and that the MD&A should not be merely a restatement of financial statement information in a narrative form. We also note that Section III.B.4 of SEC Release No. 33-8350 requires that disclosure should emphasize material information that is required or promotes understanding; and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.

We respectfully submit that we took both SEC Releases 33-6835 and 33-8350 into consideration in developing the disclosures included in the MD&A. A discussion of each point raised in the Staff’s comment is provided below, and referenced by the page number included in the Staff’s comment.

As a part of the explanation of sales trends of our HSN segment, a three-year trend of sales mix by product division was included in the MD&A (page 23). This table expanded HSN’s sales disclosures into four separate divisions (“Jewelry”, “Fashion”, “Beauty and Wellness”, and “Home and Other”) and was intended to provide readers with additional information regarding sales performance; specifically changes in sales mix by product division, and an analysis of our sales composition by year. In addition to this sales analysis, we included the information with respect to revenue growth referenced in the Staff’s comment regarding “electronics, fashion and wellness” to further amplify sales trends by providing additional information to the reader relating to the divisional performance analysis on page 23. We believe that this breakdown of sales provided the reader with sufficient information to analyze and understand significant sales trends and the overall composition of sales variances.

As a part of our disclosures with respect to the change in gross profit margins between periods for our HSN segment, we believed that a narrative explanation of the components of the change in gross profit margin provided a reader sufficient explanation of the year over year trend, particularly since the variance between periods was relatively immaterial (0.3% decline in gross profit margin). Because of the immateriality, we did not believe that further quantification or analysis would aid a reader of the MD&A in better understanding the segment’s results.

For the Staff’s reference, contributing factors leading to the decline in year over year gross profit margins were as follows:

Contributing factors highlighted in the MD&A	Gross profit margin impact
• less promotional activity	1.0%
• decrease in net shipping margins	-0.5%
• increased inventory reserves	-0.4%

Subtotal	0.1%
All other factors, combined	-0.4%

Total variance in gross profit margins	-0.3%

We appreciate your review of the Filing and shall take your comment into consideration in future filings. We will provide further analysis, quantification and clarification in our MD&A when we believe such disclosures will provide readers with a better, more comprehensive understanding of our financial performance metrics. For instance, in future filings, we shall provide quantification of material trends in sales mix changes referenced in our MD&A. Further, we will consider including quantification of the material causes giving rise to changes in our gross profit margins and other similar financial metrics.

In closing, although we believe we appropriately considered SEC Releases 33-6835 and 33-8350 in our Filing, we will remain mindful of our obligations under these Releases to continually provide clarity, analysis, and robust disclosures in our MD&A for the benefit of the readers in our future filings.

HSNi acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided. Please direct your questions or comments to me. In addition, we respectfully request that you provide a letter or an e-mail of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours,
HSNi

/s/ Michael J. Attinella
Michael J. Attinella Senior Vice President, Controller, Chief Accounting Officer

HSN, Inc.

1 HSN Drive

St Petersburg, FL 33716

727.872.7609 (O) 727.872.6609 (F)

Michael.Attinella@hsn.net

cc:

Judy Schmeling, Executive Vice President /Chief Financial Officer, HSNi

Greg Henchel, Executive Vice President/General Counsel, HSNi

Linda Frazier, Vice President/Senior Counsel SEC/Corporate Governance HSNi